Dan Mueller



ANNUAL REPORT

222 Laurel Street

San Carlos, CA 94070

(415) 786-6405

www.petsportsleague.com

This Annual Report is dated April 23, 2021.

BUSINESS

JUDOBABY INC. develops and distributes high-end video-game entertainment, uniquely combining Animals, Sports, & Celebrities on all popular mobile devices (e.g. phones, pads, iOS, Android), PC, and popular consoles (e.g. PlayStation, Nintendo, & XBOX varieties), including Virtual Reality (VR) and Augmented Reality (AR) content.

Previous Offerings

Between 2020 and 2019, we sold 0 [shares of common stock] in exchange for $0.13 per share under Regulation Crowdfunding.

Reg-D (see prior filings)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Seeking new investment to launch new products.
Currently selling out old inventory and old digital assets.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $4,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Hanson Bridget - $50k
Mark & Pat Rockwell - $100k
Carol Bria - $100k

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Dan Mueller - CEO / Founder
Vern Justus - CMO
Bill Gardner - CSO
Vicci Mueller - Secretary
Andrew Forthmann - Chairman

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Common Stock - Dan Mueller - 16.7%
Common Stock - Vicci Mueller - 11.2%
Common Stock - Vern Justus - 11.0%

RELATED PARTY TRANSACTIONS

NA

OUR SECURITIES

Our authorized capital stock consists of _____ shares of common stock, par value $0.13 per share. As of December 31, 2020, _____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

Dan Mueller

By   /s/ *Dan Mueller*

    Name: Dan Mueller

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Dan Mueller, Principal Executive Officer of Dan Mueller, hereby certify that the financial statements of Dan Mueller included in this Report are true and complete in all material respects.

Dan Mueller

Principal Executive Officer